Exhibit 99.3

SPECIAL NOTICE TO RECORD HOLDERS OF
INTERPOOL, INC.
COMMON STOCK
WHOSE ADDRESSES ARE OUTSIDE THE UNITED STATES

Dear Stockholder:

          This letter is being distributed to all holders of record of common stock (the “Common Stock”) of Interpool, Inc. (the “Company”) as of the close of business on July 8, 2002 (the “Record Date”), with addresses outside the United States or who have an APO or FPO address. We are enclosing with this letter a Prospectus dated July 8, 2002, and related instructions and forms relating to the distribution of rights (“Rights”) to acquire one (1) 9.25% Convertible Redeemable Subordinated Debenture at a subscription price of $25.00 per Debenture for every Twenty-Five (25) shares of the Common Stock held. Please review these documents for a description of the rights offering and related information, including matters relating to rights held by foreign stockholders set forth under “Rights Offering—Foreign Shareholders; Stockholders with APO or FPO Addresses; Unknown Addresses” in the Prospectus.

The Rights are evidenced by Subscription Rights Certificates issued to the record holders. We are not mailing Subscription Rights Certificates to stockholders having addresses outside the United States or who have an APO or FPO address. Instead, these forms are being held on behalf of these stockholders by American Stock Transfer & Trust Company, our Subscription Agent.

If you wish to exercise your Rights in whole or in part, you must notify the Subscription Agent no later than 5:00 PM, New York City time, on the tenth Business Day prior to the Expiration Date, August 8, 2002, unless extended by the Company. You must also follow the payment and other procedures and instructions described in the subscription documents.

PLEASE DIRECT QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING TO THE ALTMAN GROUP, TELEPHONE NUMBER (800) 206-0007.

Very truly yours, INTERPOOL, INC.